UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Bespoke Capital Acquisition Corp.

(Exact name of registrant as specified in its charter)

British Columbia, Canada (State or other jurisdiction of incorporation or organization)	N/A (I.R.S. Employer Identification No.)

3rd Floor 115 Park Street London, W1K 7AP United Kingdom	N/A
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Class A Restricted Voting Shares, without par value	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

Explanatory Note

This registration statement on Form 8-A is being filed to change the registration of the Class A restricted voting shares, without par value (the “Class A Shares”), of Bespoke Capital Acquisition Corp. (the “Registrant”), from Section 12(g) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), to Section 12(b) under the 1934 Act in connection with the Company’s listing of the Class A Shares on The Nasdaq Stock Market LLC (“Nasdaq”). The Class A Shares are currently registered under Section 12(g) of the 1934 Act and currently traded on the Toronto Stock Exchange (the “TSX”) under the symbol “BC.U.”

The Registrant anticipates that the Class A Shares will commence trading on Nasdaq on or about February 8, 2021 under the symbol “BSPE”.

Item 1.	Description of Registrant’s Securities to be Registered.

The securities to be registered hereby are the Class A Shares of the Registrant.

The description of the Class A Shares contained in the section entitled “Description of Securities” in Exhibit 99.19 to the Registrant’s Registration Statement on Form 40-F (File No. 000-56227) filed pursuant to Section 12(g) of the Exchange Act with the Securities and Exchange Commission on November 27, 2020, as may be amended from time to time (the “Registration Statement”), is hereby incorporated by reference herein.

Corporate Governance

The Company complies with the corporate governance requirements of both the TSX and Nasdaq. As a foreign private issuer, the Company is not required to comply with all of the corporate governance requirements of Nasdaq; however, the Company adopts best practices consistent with domestic Nasdaq listed companies when appropriate to its circumstances.

The Company has reviewed the Nasdaq corporate governance requirements and confirms that except as described below, the Company is in compliance with the Nasdaq corporate governance standards in all significant respects:

Executive Sessions: Under Rule 5605(b)(2) of the Nasdaq Marketplace Rules, a listed company must have regularly scheduled meetings at which only independent directors are present ("executive sessions").  The rule contemplates that executive sessions will occur at least twice a year, and perhaps more frequently, in conjunction with regularly scheduled board meetings.  Under applicable Canadian rules, customs and practice, the Company's independent directors are not required to hold executive sessions.  However, the Company is subject to certain disclosure requirements including those prescribed in Form 58-101F1 - Corporate Governance Disclosure.  In particular, the Company must disclose whether the independent directors hold executive sessions and, if such executive sessions are held, how many of these meetings have been held since the beginning of the Company's most recently completed financial year. If the Company does not hold executive sessions, the Company must describe what the Board of Directors does to facilitate open and candid discussion among its independent directors. The Company’s Board of Directors has established procedures to enable it to function independently of management and to facilitate open and candid discussions among the independent directors.

Independent Director Oversight of Director Nominations:  Rule 5605(e)(1) of the Nasdaq Marketplace Rules prescribes that, subject to a limited exception, director nominees must either be selected, or recommended for the Board of Directors' selection, either by: (a) independent directors (as defined in Rule 5605(a)(2)) constituting a majority of the Board of Directors' independent directors in a vote in which only independent directors participate, or (b) a nominations committee comprised solely of independent directors.  Rule 5605(e)(2) requires a listed company to adopt a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under United States federal securities laws. Our current Articles include provisions governing the election of directors, but do not contain provisions regarding identifying and nominating candidates to join our board of directors as required by Nasdaq Rule 5605(e)(1), nor have we established other formal written procedures governing the selection of directors. Our practices with regard to these requirements are permitted by Canadian law. The Company expects to form a nomination committee and adopt a compensation committee charter upon the closing of its qualifying acquisition.

Composition and Charter of Compensation Committee:  Under Rule 5605(d)(1) of the Nasdaq Marketplace Rules, a listed company must adopt a formal written compensation committee charter that specifies the scope of its responsibilities and the means by which it carries out those responsibilities, including structure, processes and membership requirements.  Rule 5605(d)(2)(A) requires that, subject to a limited exception, the compensation committee must be composed of at least two members, each of whom must be an independent director as defined in Rule 5605(a)(2). The Company is a special purpose acquisition company that does not pay regular compensation to its officers and has no employees other than its Chief Executive Officer and Chief Financial Officer. The Company is not required to have a compensation committee under applicable Canadian law or the rules of the TSX and, accordingly, does not have a compensation committee or a corresponding compensation committee charter. The Company expects to form a compensation committee and adopt a compensation committee charter upon the closing of its qualifying acquisition.

Majority Independent Directors: Rule 5605(b)(1) of the Nasdaq Marketplace Rules requires that a majority of the members of the board of directors of a listed company must be "independent directors" as defined in Rule 5605(a)(2). The Company complies with applicable Canadian law and the rules of the TSX with respect to independence requirements, which do not require that a majority of the members of the board of directors be independent.

Code of Conduct: According to Rule Rule 5610 of the Nasdaq Marketplace Rules, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics and such guidelines are required to be posted on the listed company’s website. The board of directors has not adopted a code of business conduct and ethics. The board of directors and management periodically review the Corporation’s practices to ensure it they are current and reflect best practices in the area of ethical business conduct. The board of directors expects to adopt a code of business conduct and ethics following the closing of a qualifying acquisition. This practice is consistent with the laws, customs and practices in Canada.

Shareholder Meeting Quorum Requirement: Under Rule 5620(c) of the Nasdaq Marketplace Rules, a listed company that is not a limited partnership must provide in its by-laws for a quorum of not less than 33 1/3% of the outstanding shares of the company's common voting stock in respect of all meetings of the holders of its common stock. The Company's Articles provide that a quorum for a meeting of shareholders of the Company is present if two persons who are, or who represent by proxy, one or more shareholders who, in the aggregate, hold at least twenty-five percent of the issued shares entitled to vote at the meeting. This quorum requirement is consistent with market practice in Canada.

Proxy Delivery Requirement: Under Rule 5620(b) of the Nasdaq Marketplace Rules, a listed company that is not a limited partnership must solicit proxies and provide proxy statements for all meetings of shareholders, and also provide copies of such proxy solicitation materials to Nasdaq.  The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Distribution of Annual Reports:  NASDAQ Marketplace Rule 5250(d) requires a NASDAQ-listed company to make available to shareholders an annual report containing audited financial statements of the company and its subsidiaries (which, for example, may be on 40-F under the Exchange Act) within a reasonable period of time following the filing of the annual report with the SEC. The Company may comply with this requirement either:

•	by mailing the report to shareholders (as opposed to electronic or notice-and-access delivery);

•	by satisfying the requirements for furnishing an annual report contained in Rule 14a-16 under the Exchange Act; or

•	by posting the annual report to shareholders on or through the company's website, along with a prominent undertaking in the English language to provide shareholders, upon request, a hard copy of the annual report free of charge. A company that chooses to satisfy this requirement pursuant in this manner must, simultaneous with this posting, issue a press release stating that its annual report has been filed with the Commission. The press release must also state that: (a) the annual report is available on the company's website and include the website address, and (b) shareholders may receive a hard copy free of charge upon request.

As indicated above, the Company is exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act (as well as Rule 14a-16 promulgated under the Exchange Act), and solicits proxies in accordance with applicable rules and regulations in Canada.

Section 437 of the TSX Company Manual requires that: (a) every TSX-listed company must forward annually to each shareholder who has requested them its annual financial statements and its related management's discussion and analysis in accordance with Canadian National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"); and (b) if a listed company produces an annual report, it must be filed publicly through SEDAR, available at www.sedar.com.

Pursuant to NI 51-102, the Company is required to send annually a request form to the registered holders and beneficial owners of its securities, other than debt instruments, that registered holders and beneficial owners may use to request a copy of the Company's annual financial statements and related management's discussion and analysis, the interim financial statements and related management's discussion and analysis, or both. If a registered holder or beneficial owner of securities, other than debt instruments, of the Company requests the Company's annual or interim financial statements, the Company must send a copy of the requested financial statements to the person or company that made the request, without charge, by the later of: (a) 10 days after the filing deadline for the financial statements, or (b) 10 calendar days after the Company receives the request.  If the Company sends financial statements it must also send, at the same time, the annual or interim management's discussion and analysis relating to the financial statements.

Shareholder Approval Requirements: Section 5635 of the Nasdaq Marketplace Rules requires shareholder approval for issuances of common shares, or any securities convertible or exercisable into common shares:

(a)	in connection with the acquisition of the stock or assets of another company

(i)	where, due to the present or potential issuance of common shares (including shares issued pursuant to an earn-out or similar type of provision, or securities convertible into or exercisable for common shares) other than a public offering for cash:

(A)	the common shares constitute or will upon issuance constitute at least 20% of the voting power outstanding before the issuance of the common shares (or, if applicable before the issuance of the securities convertible into or exercisable for common shares); or

(B)	the common shares constitute or will upon issuance constitute at least 20% of the number of common shares outstanding before the issuance; or

(ii)	if any director, officer or Substantial Shareholder (as defined by Rule 5635(e)(3) of the Nasdaq Marketplace Rules) of the listed company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the target company or assets to be acquired, or in the consideration to be paid in the transaction or series of related transactions, and the present or potential issuance of common shares, or securities convertible into or exercisable for common shares, could result in an increase of 5% or more in the outstanding common shares or voting power of the listed company;

(b)	where the common shares sold (or the number of common shares into which the securities sold are convertible or exercisable), either alone or together with sales by officers, directors or Substantial Shareholders of the listed company, constitute at least

(i)	20% of the outstanding common shares before the issuance, or

(ii)	20% of the voting power of the outstanding common shares before the issuance,

in either case except for (A) public offerings of common shares for cash, and (B) transactions involving the sale, issuance or potential issuance of common shares at a price, or securities convertible or exercisable into common shares with a conversion or exercise price, that is greater than or equal to the lesser of (1) the last closing price immediately preceding the signing of a binding agreement, and (2) the average closing price of the common shares on Nasdaq for the five trading days immediately preceding the signing of the binding agreement; and

(c)	where the issuance would result in a change of control of the listed company.

The Company intends to follow TSX rules for shareholder approval of new issuances of its common shares. Following TSX rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the listed issuer; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer, during any six-month period, and has not been negotiated at arm's length. Shareholder approval is also required, pursuant to TSX rules, in the case of private placements: (a) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (b) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period. The rules of the TSX also require shareholder approval in connection with an acquisition by a listed issuer where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer that are outstanding, on a non-diluted basis. Nevertheless, these shareholder approval requirements will not apply to transactions concurrently effected with the Company’s qualifying acquisition, provided that the transaction are disclosed in the prospectus and shareholder approval is not otherwise required for the qualifying acquisition.

Equity Compensation Plans: Section 5635(c) of the Nasdaq Marketplace Rules also requires shareholder approval of all stock option or purchase plans or other arrangements that provide for equity securities as compensation to officers, directors, employees or consultants, and any material amendments to such plans or arrangements, except for certain plans and arrangements, including:

(a)	stock purchase plans available on equal terms to all security holders of the listed company (such as a typical dividend reinvestment plan);

(b)	tax qualified, non-discriminatory employee benefit plans (e.g., plans that meet the requirements of section 401(a) or 423 of the Internal Revenue Code) or parallel nonqualified plans, provided that such plans are approved by the listed company's independent compensation committee or a majority of the company's independent directors;

(c)	those plans or arrangements allowing employees, directors or service providers to buy such securities on the open market or from the listed company for current fair market value;

(d)	grants of options or other equity-based compensation as a material inducement to the grantee's entering into employment with the listed company, provided that such grants are approved by the listed company's independent compensation committee or a majority of the company's independent directors; and

(e)	conversions, replacements or adjustments of outstanding options or other equity compensation awards to reflect a merger or acquisition.

The Company intends to follow TSX rules in respect of its security based compensation arrangements.  The TSX requires shareholder approval of all security based compensation arrangements, and any material amendments to such arrangements, except for arrangements used as an inducement to persons or companies not previously employed by and not previously an insider of the listed issuer, provided that: (i) such persons or companies enter into a contract of full time employment as an officer of the listed issuer; and (ii) the number of securities made issuable to such persons or companies during any twelve month period does not exceed in aggregate 2% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date the exemption is first used during such twelve month period. Such shareholder approval is required when the security based arrangement is instituted and every three years thereafter if the arrangement does not have a fixed maximum aggregate of securities issuable. The TSX considers a security based compensation arrangement to be any compensation or incentive mechanism involving the issuance from treasury or potential issuance from treasury of securities of a listed issuer.

Insiders of a listed issuer that are entitled to receive a benefit under a security based compensation arrangement are not eligible to vote their securities in respect of the shareholder approval required by the TSX unless such security based compensation arrangement contains an "insider participation limit". An "insider participation limit" is a provision typically found in security based compensation arrangements which limits the number of a listed issuer's securities: (i) issued to insiders of the listed issuer, within any one year period; and (ii) issuable to insiders of the listed issuer at any time, to 10% of the listed issuer's total issued and outstanding securities. For the purposes of security based compensation arrangements, the definition of "insider" would include the CEO, CFO, all directors of the listed issuer and its major subsidiaries, any person responsible for a principal business unit, division or function, and any shareholder that has beneficial ownership or control or direction over, more than 10% of the issued and outstanding common shares of the listed issuer. The Company obtains shareholder approval of its equity compensation plans in accordance with applicable rules and regulations of the TSX. Notwithstanding the foregoing, a security based compensation arrangements may not be adopted by the Company prior to the completion of its qualifying acquisition.

The foregoing are consistent with the laws, customs and practices in Canada.

Item 2.	Exhibits.

Pursuant to the Instructions as to Exhibits for Form 8-A, no exhibits are required to be filed because no other securities of the Company are registered on Nasdaq and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Bespoke Capital Acquisition Corp.

Date: February 5, 2021	By:	/s/ Mark W.B. Harms
	Name:	Mark W.B. Harms
	Title:	Chief Executive Officer